Dodge & Cox  /  Investment Managers  /  San Francisco
Global Market Cap Composition: MSCI ACWI by Region
as of September 30, 2008
Source: MSCI
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.
To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
United States
43%
United Kingdom
8%
Other Developed
9%
Japan
10%
Europe
20%
Emerging Markets
10%
December 31, 2001 September 30, 2008
United States
54%
United Kingdom
10%
Other Developed
5%
Japan
8%
Europe
19%
Emerging Markets
4%
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